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                                                           FILED BY FINDWHAT.COM
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                        AND DEEMED FILED PURSUANT TO RULE 14A-12
                                          OF THE SECURITIES EXCHANGE ACT OF 1934
                                                     COMMISSION FILE NO: 0-30428
                                           SUBJECT COMPANY: ESPOTTING MEDIA INC.

FindWhat.com                                          News Release
--------------------------------------------------------------------------------
FindWhat.com Contact:
Karen Yagnesak
239-561-7229
KarenY@FindWhat.com

           FINDWHAT.COM SIGNS AMENDED MERGER AGREEMENT WITH ESPOTTING

FORT MYERS, FL - FEBRUARY 9, 2004. FINDWHAT.COM (NASDAQ: FWHT), a leading developer and provider of performance-based marketing and commerce enabling services for online businesses, announced today the signing of an amended agreement to merge with privately-owned ESPOTTING MEDIA INC. The merger is intended to create an international leader in performance-based Internet marketing with combined operations and partnerships across the globe. Highlights include:

     o    MERGER OF UNITED STATES-BASED FINDWHAT.COM AND EUROPEAN-BASED
          ESPOTTING

     o COMBINED COMPANY EXPECTED TO OFFER PAID LISTINGS TO 12 COUNTRIES ON THREE CONTINENTS

     o COMBINED COMPANY EXPECTED TO HAVE RELATIONSHIPS WITH OVER 100,000 ONLINE BUSINESSES GLOBALLY

Under the proposed terms of the transaction, which was approved by the board of directors of each company, Espotting stockholders will receive 7.0 million shares of FindWhat.com common stock and approximately $20.0 million in cash. The amount of cash Espotting stockholders will receive may vary based upon Espotting's net assets on the closing date. FindWhat.com will also issue options and warrants to purchase an estimated 800,000 shares of FindWhat.com common stock to Espotting employees and affiliates. At FindWhat.com's closing share price on February 6, 2004, the transaction values Espotting at approximately $170 million (Pound Sterling92 million / Euro 134 million).

Craig Pisaris-Henderson, chairman and CEO of FindWhat.com, commented: "We are pleased to announce that FindWhat.com and Espotting Media have come to an amended agreement, one that we believe changes the landscape in our industry and creates a new international leader in the performance-based Internet marketing and commerce enabling market sectors. We enter this revised agreement with a deep understanding of both companies' strengths and weaknesses and how best to capitalize on the opportunities at hand. We believe that together we can create a world-class organization with complementary resources and expertise to pursue opportunities around the globe, improve our ability to increase our share of rapidly growing markets, and generate significant profits and free cash flow while executing our strategy to help global advertisers of all sizes reach their targeted audiences."

Daniel Ishag, founder and CEO of Espotting, said: "We now have been in discussions with FindWhat.com on a merger of our two companies for over a year, and we have never wavered from our belief that we can create significantly greater value for all of our constituencies as one, combined organization. We continue to feel that with this single transaction both companies achieve a step change in scale which should allow us to capitalize fully on the rapid expansion in performance-based online marketing. We continue to view the combination as a 'merger of the bests,' allowing the two companies to bring together the best of their respective talents. A critical

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component of both companies' strategy is to understand the specific, cultural needs of each market we serve, and we are extremely excited about the opportunity to create one company that has such local expertise on three continents."

A GLOBAL LEADER

The merger is designed to create the leading independent group in the global paid listings sector, which is the fastest growing segment of online advertising. FindWhat.com expects that the combined group would have relationships with over 100,000 online businesses across the world, from a wide variety of sectors, facilitated through thousands of distribution partners. Based on the current mix of each company's revenue, the new entity should not have a single distribution partner that represents more than 10% of ongoing revenue. Significantly, the combined company would have a wide geographic presence, including the major economies of the U.S., the U.K., Germany, France, Japan, Spain, Italy, and Scandinavia, as well as exposure to hundreds of local markets within the U.S. Independent research by US Bancorp Piper Jaffray suggests that the overall online search market is expected to generate worldwide revenue of $7 billion by 2007, representing a compound annual growth rate of more than 30%. According to eMarketer, by 2006, the United States will represent 38% of worldwide e-commerce revenues, with Europe representing another 31%, and Japan an additional 11% - geographies where the combined group either already has operations or is working toward establishing a presence. FindWhat.com has begun to leverage this expertise in the paid listings sector to offer additional services to online businesses; expanding its service offerings around the globe is a key tenet of its current growth strategy.

FindWhat.com was formed in March 1998 and became a publicly-traded company in June 1999. Since becoming a public entity, FindWhat.com's revenues have grown from approximately $450,000 to over $72 million in 2003. Including Q4 2003, FindWhat.com has increased revenue sequentially for 17 consecutive quarters, and increased pre-tax income sequentially for 11 consecutive quarters.

Espotting was formed in February 2000, and launched its service in the UK in September of that year. Over the last two years, Espotting has launched its service in nine additional markets across Europe. Espotting has experienced dramatic revenue growth since its inception. According to Espotting's financial statements, which have been presented according to U.S. GAAP and audited by Ernst & Young LLP, Espotting generated approximately $44 million in net revenue for the 12 months ended March 31, 2003, and approximately $76 million in net revenue for the nine months ended December 31, 2003. Espotting generated a net loss of approximately $12 million for the 12 months ended March 31, 2003 and approximately $9 million for the nine months ended December 31, 2003. Espotting's net loss includes both transaction expenses and interest expense on convertible notes which would be eliminated upon the closing of this merger.

The companies believe that Espotting's rapid signing of new distribution deals with European traffic providers of all sizes, along with increasing advertiser interest in paid listings across Europe, suggest that Espotting's 2004 revenue growth rate can be higher than FindWhat.com's, even accounting for the expiration of deals with certain European distribution partners during 2003. FindWhat.com believes the transaction will be accretive on a Cash Pre-tax Earnings per Share basis within one quarter of the expected closing. These projections are subject to a variety of risks, as described in further detail below. Cash Pre-tax Earnings per Share is defined as net income before provision for income taxes and before purchase accounting adjustments, divided by weighted average diluted shares outstanding. Purchase accounting adjustments include, but are not limited to, amortization of intangible assets acquired in the merger. FindWhat.com believes this is an appropriate measure to use because 1) the allocation of the purchase price has yet to be finalized and therefore exact estimates of amortization expense have yet to be determined, 2) amortization of intangible assets is a non-cash expense, and 3) estimates for the combined company's near-term effective tax rate cannot be determined because decisions regarding the probable future use of Espotting's net operating loss carryforwards cannot be made at this time.

Both companies expect that the merger will lead to faster revenue and Cash Pre-tax Earnings per Share growth in future years than would have been achieved by either company on its own. While there may be opportunities

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to improve operating efficiencies upon closing, these expectations do not assume any expense reductions related to the merger, as neither company has operations in any of the other company's markets.

TRANSACTION NOTES

Closing of the transaction is conditioned upon regulatory filings and approvals, shareholder votes by both companies, the absence of a material adverse change in the companies' businesses, the meeting of certain requirements before and until the closing date, and other closing conditions. As a result, the merger may be consummated on significantly different terms or not at all. Assuming the fulfillment of these conditions and the receipt of all approvals, the companies would expect to close the merger in the third quarter of 2004.

The merger agreement provides that upon closing of the merger, two nominees from Espotting will join FindWhat.com's board of directors. FindWhat.com has secured voting agreements from Espotting's principal stockholders and certain directors and officers. The merger agreement includes post-closing indemnification provisions by Espotting, and an escrow of a portion of the transaction value. FindWhat.com made a $2 million loan to Espotting in June 2003, which is expected to remain outstanding through the closing date.

The proposed merger provides that Espotting will be merged with and into a wholly-owned subsidiary of FindWhat.com, with Espotting surviving the merger.

As a result of the merger, the combined company would have approximately 33.5 million shares outstanding on a fully diluted basis, with FindWhat.com's stockholders, employees, and affiliates beneficially owning approximately 25.7 million shares, and Espotting's stockholders, employees, and affiliates beneficially owning approximately 7.8 million shares.

Thomas Weisel Partners has provided a fairness opinion to the board of directors of FindWhat.com. UBS has acted as financial advisor to Espotting Media Inc. and has provided a fairness opinion in this transaction to the board of directors of Espotting.

MANAGEMENT CONFERENCE CALL

FindWhat.com chairman/CEO Craig Pisaris-Henderson, FindWhat.com COO/CFO Phillip Thune, and FindWhat.com vice president of finance Brenda Agius will participate in a conference call to discuss the proposed merger, as well as FindWhat.com's Q4 2003 financial results. The call will take place on February 9, 2004 at approximately 5:00 p.m. Eastern Time, and will be simulcast on the Internet at:

http://www.vcall.com/CEPage.asp?ID=85539

A replay of the conference call will be available at the same URL, and on the Company's website at http://www.findwhat.com/content/about/news/webcast.asp, for 90 days after the call. Interested parties may email questions in advance of the conference call to Karen Yagnesak of FindWhat.com at KarenY@FindWhat.com.

ABOUT FINDWHAT.COM(R)

FindWhat.com creates and offers proprietary performance-based marketing and commerce enabling services that help online businesses of all sizes throughout the business cycle: finding, getting and keeping customers. Its marketing division creates online marketplaces where buyers are introduced to sellers at exactly the right moment, when they are searching for products and services on the Internet; this introduction is based on a bid-for-position, pay-per-click, keyword-targeted advertising service. FindWhat.com offers this service to directly to advertisers through the FindWhat.com Network(TM), and offers a private label version of this service to large companies and portals worldwide, including Lycos and Mitsui & Co., Ltd. In addition, FindWhat.com operates a merchant services division which includes Miva(R), a leading online platform of software and services for small to medium-sized enterprises (SMEs). With its easy-to-use, highly customizable and integrated browser-based point and click business creation software and a vast partner network, Miva is focused on helping to create and enhance online business and marketing services for SMEs. More information on FindWhat.com is available on the Company's website at http://www.FindWhat.com.

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ABOUT ESPOTTING

Espotting Media is Europe's "Best Paid Placement Service" (Search Engine Watch Awards). Espotting operates an online marketplace where advertisers bid against each other for prominence within search listings that Espotting delivers. The higher an advertiser bids, the higher that advertiser is listed. An advertiser only pays for the traffic it receives - it's pay-per-click advertising that is 100% cost-effective and accountable. Espotting currently has over 20,000 advertisers, including British Airways, Norwich Union Direct, eBay, and Lastminute.com. Espotting is a network, not a destination site or a portal. Through its search network Espotting powers over 1 billion queries each month across Europe. Espotting currently services 10 European territories - the UK, France, Germany, Spain, Italy, Ireland, Switzerland, Sweden, Denmark, and Norway. More information on Espotting is available on Espotting's website at http://www.espotting.com.

DISCLAIMER

This press release is intended to provide information only. It is not intended to be an invitation or inducement to any person to enter into any investment activity in connection with the proposed transaction, Espotting Media Inc., or FindWhat.com.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

FindWhat.com will be filing relevant documents concerning this transaction with the Securities and Exchange Commission, including a Registration Statement on Form S-4 containing a prospectus/proxy statement. FindWhat.com urges investors to read these documents because they will contain important information. Investors will be able to obtain the prospectus/proxy statement and other documents that will be filed by FindWhat.com with the Commission free of charge at the Commission's web site (http://www.sec.gov) or by directing a request after such a filing is made to FindWhat.com, 5220 Summerlin Commons Blvd., Suite 500, Fort Myers, FL 33907, Tel: (239) 561-7245, Attn: Phillip Thune.

FindWhat.com and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information about FindWhat.com directors and executive officers and their ownership of FindWhat.com voting securities is set forth in the Definitive Proxy Statement for FindWhat.com as filed with the Commission on October 29, 2003. Additional information about the interests of those participants may be obtained from reading the definitive proxy statement regarding the proposed transaction when it becomes available.

FORWARD LOOKING STATEMENTS

This press release contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include, without limitation, statements addressing future financial and operating results; statements relating to the magnitude, timing, effects, and any synergies that may result from the proposed acquisition; and statements concerning the outcome of any necessary regulatory and stockholder approvals required in connection with the proposed acquisition. In addition, past performance cannot be relied on as a guide to future performance.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential that the information and estimates used to predict anticipated revenues and expenses were not accurate; either company's failure to retain clients after the announcement of the merger; difficulties executing integration strategies or achieving planned synergies; political and global economic risks attendant to a greater international presence; other economic, business, and competitive factors generally affecting the business of the combined company; risk that the conditions to closing will not be satisfied, including receipt of stockholder and regulatory approvals; risk that transaction costs and integration costs will be higher than anticipated; risk that the transaction will be delayed or not close when expected; the risk that the businesses of the companies may suffer due to uncertainty; the risk that the continuity of either company's operations will be disrupted in the event the transaction does not close; the risk that Espotting will require more cash than anticipated prior to closing; and fluctuations in the trading price and volume of FindWhat.com's common stock. More detailed information regarding other risks affecting FindWhat.com are set forth in FindWhat's filings with the Securities and Exchange Commission, including the Amendment No. 1 to Annual Report on Form 10-KSB for fiscal 2002 and the most recent quarterly reports on Form 10-Q. If any of these risks or uncertainties materializes or any of these assumptions prove incorrect, FindWhat.com's and Espotting's results could differ materially from expectations expressed herein. FindWhat.com is under no obligation to (and expressly disclaims any such obligation to) update or alter the forward-looking statements, whether as a result of new information, future events, or otherwise.

DEFINITIONS

This press release includes discussion of the financial measure "Cash Pre-tax Income per Share." This measure is defined as a non-GAAP financial measure by the Securities and Exchange Commission and may be different from non-GAAP financial measures used by other companies. The presentation of this financial information is not intended to be considered in isolation or as a substitute for financial information prepared and presented in accordance with generally accepted accounting principles. FindWhat.com defines independent paid listings companies as those which do not operate their own branded portal destination, as opposed to paid listings providers which operate such a portal and thus compete with their distribution partners for brand awareness among Internet users.

(R)Registered trademarks of FindWhat.com
(TM) Trademarks of FindWhat.com